manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

January 24, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed January 3, 2020 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 21, 2020 (the “Comment Letter”) in connection with the Company’s Amendment No. 4 to the Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 3, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

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Security Ownership of Management and Certain Stockholders, page 65

1.	We partially reissue comment 6 of our letter. We continue to note that footnote one states the table does not reflect the conversion of convertible debt securities into class a common stock. We also note the reference to convertible debt in footnote 10 to the financial statements on page F-29. If the convertible debt may be converted within 60 days, please revise the table to include such conversions, as required by Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3(d)(1). Please also describe the terms of conversion for the convertible debt.

Response: The Company has revised the disclosure on page 65 to confirm that (i) none of the named executive officers and directors or Donnie Schrader beneficially own any shares of Series A Preferred Stock or convertible debt securities; and (ii) no holder of convertible debt would become a beneficial owner of 5% or more of the Company’s Class A Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of the Offering Statement.

Repurchase and Redemption of Shares, page 72

2.	We note your response to comment 7 of our letter. Your disclosure indicates that you will redeem shares at the “per share price of the Series B preferred shares offered.” However, in this section you state that you agreed to repurchase Donnie Schrader’s shares at $2.70 per share. Please clarify if you will repurchase Mr. Schrader’s shares at $2.70 per share or $4 per share. If you will repurchase at $4, please clarify if you have amended the agreement with him to account for the change in price.

Response: The Company has revised the disclosures on pages 66 and 73 to clarify that notwithstanding the terms of the Buyback Program, the Company has agreed to redeem up to an aggregate of 613,085 shares from Mr. Schrader subject to monthly repurchase further to the Buyback Program at a price of $4.00 per share.

Plan of Distribution, page 78

3.	We note your response to comment 8 of our letter. Please clarify whether all purchases will be made through the online platform or whether investors may purchase by other means. If investors may purchase other than through the platform, clarify whether the 2% transaction fee will still apply. If not, please revise the disclosure throughout the offering circular to make clear that investors will be paying a 2% premium if they purchase through the online platform.

Response: The Company has revised the disclosures on the cover page and page 80 to clarify that investors may elect to purchase the Series B Preferred Stock directly with the Company and not through the online platform offered by SeedInvest and that in such instances, the 2% transaction fee will not apply.

Exhibit 12

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4.	Please have counsel revise the legal opinion to include the common shares to be qualified in this offering.

Response: The Company has appended a revised legal opinion as Exhibit 12.1.

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Should you or the Staff have additional questions or comments concerning the Company’s proposed responses to the Comment Letter, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.

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